December 19, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 8641 4915

Mr. John M. Stewart
Managing Director and Group Chief Executive
National Australia Bank Limited
500 Bourke Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: National Australia Bank Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 2, 2005
File No. 001-9945

Dear Mr. Stewart:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Donald A. Walker
                        Senior Assistant Chief Accountant